SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE BUSINESS REVIEW CONFERENCE

•	Building Bell for long-term value creation
•	Surfacing Shareholder Value
	o	1.6 million regional lines placed in income trust
	o	BCE to recapitalize Telesat and launch IPO
	o	BCE to buy back 5% of shares
•	BCE-level corporate debt paid down

MONTREAL – February 1, 2006 – BCE Inc. (TSX, NYSE: BCE) today presented the company’s business strategy for 2006 and beyond.

“BCE’s strategy is to create value for shareholders over the medium and longer terms by re-building our core communications business on growth platforms that produce increasingly profitable revenue streams,” said Michael Sabia, President and CEO of BCE. “As we transform Bell, the company will act to create value for shareholders through our ongoing review of assets.”

“In the past two years we have returned Bell Canada to its core communications business and invested in growth services,” said Mr. Sabia. “Having laid the operational foundations, we are now seeing a shift in our revenues and in 2006 growth revenues will overtake our legacy revenues. By resetting our cost base and lowering our CAPEX we are developing a new financial foundation that will improve margins, increase profitability and generate increased levels of free cash flow1, creating ongoing value for shareholders.”

BCE also announced a series of initiatives to create further value by:

•	creating an income trust for 1.6 million regional lines
•	recapitalizing and launching an initial public offering (IPO) of Telesat Canada
•	buying back 5% of BCE outstanding common shares.

Bell’s Business Model
Mr. Sabia’s remarks were made during the company’s annual business review with the investment community in Toronto, where Bell’s new business model was explained in detail.

The business model has four interconnected characteristics.

Growth Services: Growth services such as wireless, video, high-speed Internet and ICT (Information, Communications and Technology) will drive revenue generation at Bell. Together they are expected to generate 65% of Bell’s revenue in the 2008 to 2009 time frame.

Broadband and Internet Protocol Platforms: These will be the platforms on which growth services will be delivered to customers. This includes the company’s terrestrial broadband network as well as its wireless broadband network that is being built through the Inukshuk joint venture. Bell will provide broadband access to virtually all customers by 2008.

Customer Experience: How the customer "lives" the Bell experience. Driving the ongoing constant improvement in Bell's performance and customers' perception of it. Reaching the point where service itself becomes a product in the eyes of customers.

Cost Structure: And all of this underpinned and enabled by an ingrained cost-reduction mindset across the company. Resetting the cost structure supports expansion of growth services by driving profitability; at the same time creating efficiencies for the company and simplicity for customers.

“I am excited to have joined Bell Canada where I see significant opportunities for profitable growth,” said George Cope, President and Chief Operating Officer of Bell Canada. “With its unrivalled breadth of services and more than 28 million customer connections right across Canada, Bell is well positioned to meet the new competitive reality in the market head-on.”

Ensuring Bell’s Profitability
“On an operational level, we have a clear plan and the management team in place to execute and deliver on our commitments,” said Mr. Sabia. “Central to our success during the transition period will be our ability to sustain our EBITDA margin levels at roughly 42% in 2006. That’s an ambitious target. When the US Regional Bell Operating Companies started to lose NAS a couple of years ago, their EBITDA margins dropped from around 42% to 35% and continue to hover in that lower range. At Bell, we will use overall reductions in operating expenses to maintain our EBITDA margins in the face of NAS declines.”

The challenge is maintaining EBITDA margins and growing free cash flow as the revenue mix shifts from higher-margin legacy services to currently lower-margin growth services.

As demonstrated in the charts below, Bell is driving the expansion of its growth services to evolve its revenue mix as quickly as possible. As the company scales these growth services and resets the cost structure of the business, the improved revenue mix is expected to drive a rapidly improving EBITDA mix and higher margins. This, coupled with decreases in capital intensity, is expected to lead to greater free cash flow.

"It has taken us two years to lay the foundations for the transformation of Bell Canada," said Mr. Sabia. "We are now moving through the transition, equipped to accelerate the change in Bell's revenue mix. There are no short cuts, no quick fixes."

Therefore over the next two years, Bell will step up its cost reduction program known as Galileo to support the company’s EBITDA margins. The company achieved $524 million in recurring savings in 2005 in line with its targets. At the end of 2006 that cumulative number is expected to increase to $1.2 to $1.4 billion. And by the end of 2007, the cost reductions are anticipated to reach $2 billion.

“We have broadened our Galileo initiative to tackle our annual procurement spend of $8.5 billion and effect a supply chain transformation that will reduce the amount we spend annually to deliver service to customers,” said Stephen Wetmore, Group President National Markets and Corporate Performance as the company’s senior executive in charge of the cost transformation program. “On a second front, Galileo will continue on its accelerated path to address process transformation within the company, lower costs and improve the customer experience.”

Consistent with Bell’s transformation, the company is anticipating a reduction in its workforce of between 3,000 and 4,000 positions in 2006. These job reductions will be conducted on a business unit by business unit basis. It is expected that about half of these positions will be eliminated through attrition.

Bell’s Operating Priorities
“We exited the fourth quarter and the year on a strong note because of our focus on execution,” said Mr. Sabia. “That intense focus will continue in 2006 and I’m confident that we will continue to meet our targets as effectively as we did in 2005.”

Bell’s operating priorities for 2006 are:

•	Service and the company’s determination to ensure consistent high service levels to create corresponding levels of customer loyalty
•	Customer retention that centres on high value customers and three-plus product households.
•	Growth to increase next generation revenues to represent 55% of Bell revenues by year end 2006
•	Cost, effectively resetting the cost base and developing new sourcing and process initiatives in order to achieve recurring cost savings.

To address those priorities, Bell has established the following targets for 2006:

•	Subscriber growth of:
	o	wireless and Internet at 10% to 15%
	o	video at 8% to 10%
•	Increase in three-product homes from 22% achieved at the end of 2005 to the 26% to 28% range by the end of 2006
•	Revenue growth in ICT services is expected to be almost 25% for 2006 in the Enterprise and Small and Medium Business segments

Asset Review
“Bell’s business strategy is to focus on core communications activities,” said Mr. Sabia. “It is in that light that we are conducting a review of our asset base. Through this review, we will ensure that we retain and enhance the services and capabilities we need for Bell to compete successfully in the future. We will also assess whether these capabilities require an equity holding or simply commercial agreements.”

In December, BCE announced it would reduce its ownership in Bell Globemedia (BGM) to 20% and would receive a return of capital which together represent $1.3 billion in cash. Also in December, BCE announced its decision to exit its interest in CGI Group Inc. (CGI), to realize an additional $1.1 billion.

BCE today announced additional initiatives arising from its asset review.

Telesat Canada
BCE intends to implement a recapitalization of Telesat and an IPO of a minority stake in the second half of 2006.

Operationally, Telesat is distinct from Bell Canada with different technologies and competencies, a discrete asset base and limited customer overlap. Telesat does provide Bell and Bell ExpressVu with a variety of satellite based services under arm’s length commercial agreements, which would continue in effect after the IPO.

The rules governing foreign ownership of Canadian satellite companies will be respected in the context of the IPO.

“Telesat is a fine, well-managed company forming the centerpiece of Canada’s presence in space,” said Mr. Sabia. “The company continues to perform well and much of its revenue is derived from stable, long-term contracts. Equity valuations in the sector are at historical highs.”

The IPO will be preceded by an increase of debt at Telesat with proceeds to be distributed to BCE. This distribution and the expected proceeds from the IPO are expected to generate $1 billion in value.

Income Trust for Regional Customers BCE also announced its intention to form a new income trust that will own and manage 1.6 million local access lines in parts of Bell Canada’s territory in Ontario and Quebec. The regional trust will continue to be an important part of Bell Canada’s overall communications business.

BCE intends to distribute approximately 50% of its interest in the trust to all of its common shareholders on a pro rata basis in exchange for a reduction of approximately 75 million BCE common shares or approximately 8 per cent of BCE common shares outstanding. (For additional details, see BCE news release entitled “Bell Canada to Form New Income Trust for Regional Customers” also issued today.)

These initiatives (CGI, BGM, Telesat Canada and the Income Trust) are expected to unlock approximately $6 billion in capital and streamline BCE’s asset structure.

Share Repurchase, Debt Reduction and Other Actions

BCE will further support the above initiatives to enhance shareholder value by repurchasing 5% of its outstanding common shares, estimated at $1.3 billion through a Normal Course Issuer Bid (NCIB).

To improve its financial flexibility, BCE will allocate $1 billion from proceeds of recent asset sales for debt reduction at the BCE level, consistent with the divestiture of BCE level assets.

To offset the impacts of new actuarial standards and 40-year lows in interest rates on the calculation of pension liability, the company will provide $300 million in pension plan funding through the contribution of assets in a manner that protects operating cash flow.

As a result of the share repurchase and the regional trust distribution announced today – and the company’s annual dividend – BCE expects to deliver more than $4.5 billion to its shareholders and retire 13% of its outstanding shares in 2006.

Normal Course Issuer Bid
BCE’s Normal Course Issuer Bid is subject to approval by the Toronto Stock Exchange. Upon filing its final notice of intention to make a Normal Course Issuer Bid with the Toronto Stock Exchange, BCE will be permitted to purchase for cancellation up to 46,000,000 of its common shares, representing approximately 5% of BCE’s 927,321,825 common shares outstanding as of the close of the market on January 16, 2006.

Purchase of the shares will be carried out through the Toronto Stock Exchange and/or the New York Stock Exchange and will be made in accordance with the requirements of such exchanges. Purchases of common shares could be made from time to time, at market prices, during the period starting February 3, 2006, and ending no later than February 2, 2007.

Bell Canada and BCE 2006 Guidance
BCE provided 2006 financial guidance as follows:

	2005 Actual	Guidance 2006E (i)

Bell Canada

Revenue growth	2.8%	1% - 3%

Cost savings	$524M	$700M - $900M

EBITDA margin	41.7%	Stable

Capital intensity (ii)	18.1%	16% - 17%

BCE Inc.

EPS(iii)	$2.05	$1.80 - $1.90 (iv)

Free Cash Flow (v)	$662M	$700M - $900M

(i)
2006 figures reflect the disposition of our interest in CGI and the reduction of our interest in BGM to 20%, the company’s intentions for the use of proceeds from these transactions and the proposed Bell regional trust transaction.

(ii)	Capital expenditures as a percentage of revenues. Bell Canada’s capital intensity is expected to be in the range of 15% to 16% for 2008 – 2009.
(iii)	Before net investment gains/losses, or impairment or restructuring charges.
(iv)
BCE’s earnings per share will be reduced in 2006 by $0.14 due to an increase in pension expense as a result of a change in discount rates. Discount rates are used to calculate long-term pension obligations for accounting purposes. In 2006, the rate has decreased to 5.2% from 6.2% in 2005. Rates are based on the average yields of long-term corporate bonds which are currently at historic 40-year lows. The change in the discount rate and the ensuing increased pension expense are reflected in the company’s EPS guidance outlined above. Pension expense is expected to decrease annually after 2006 and is estimated at $540 million for 2007.

(v)
Cash from operating activities less capital expenditures, total dividends and other investing activities. For 2006, we expect to generate approximately $700 million to $900 million in free cash flow, excluding 2006 pension contributions funded through asset monetizations. This amount reflects expected cash from operating activities of approximately $5.5 billion to $5.7 billion less capital expenditures, total dividends and other investing activities.

Notes from Text

[1]
The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities.

BCE’s Business Review Conference will be web cast live beginning at 8:30 am today from the company’s website: www.bce.ca.

About BCE
BCE is Canada’s largest communications company. Through its 27 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

Caution Concerning Forward-Looking Statements

Certain statements made in this press release, including, but not limited to, financial guidance relating to revenue growth, earnings per share (EPS), free cash flow, EBITDA margin and capital intensity, expected growth in subscribers, anticipated cost reductions, net benefit plans expense, investments and network access services (NAS) erosion, the expected launch of new services, products and technologies, our plans and strategies, the proposed recapitalization and IPO of Telesat, the proposed creation of a regional trust and distribution of units to BCE shareholders and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.

Material Assumptions

A number of assumptions were made by BCE in preparing its guidance and making certain other forward-looking statements for 2006, including but not limited to: (i) Canadian GDP growth of approximately 3% for 2006 consistent with estimates by the Conference Board of Canada, (ii) the Bank of Canada prime rate and the Consumer Price Index as estimated by Statistics Canada to rise slightly from current levels of 5% and 2% respectively, (iii) growth in the overall Canadian telecommunications market in 2006 slightly higher than GDP growth, (iv) the residential voice telecommunications market to continue to decrease in 2006 due to wireless substitution and other factors, (v) wireline competition in both the business and residential telecommunications markets to increase in 2006 mainly from cable companies; (vi) decreases in our legacy services pricing to continue in 2006, (vii) the 2006 revenue growth rate of the Canadian wireless industry to be similar to 2005 (approximately 15.5%); and (viii) the 2006 revenue growth rates of the Canadian video and Internet markets to be slightly lower than 2005 (approximately 5% and 13% respectively in 2005).

In addition, we have made various internal financial and operational assumptions, including but not limited to: (i) wireless subscriber growth of 10% to 15%, video subscriber growth of 8% to 10% and high speed Internet subscriber growth of 10% to 15%, (ii) the number of our NAS to decrease in 2006 by 3% to 5% with significantly higher declines in our Residential segment, (iii) achieving in 2006 total cost reductions in the range of $700 million to $900 million, (iv) incurring restructuring costs, mainly in connection with workforce reductions, in the range of $100 million to $200 million, (v) our amortization expense for 2006 estimated to be in the range of $3,150 million to $3,250 million, (vi) total net benefit plans cost of approximately $570 million (based on a discount rate of 5.2% in 2006 vs. 6.2% in 2005) and funding in 2006 of our total net benefit plans estimated to be approximately $600 million (including $300 million through asset monetizations), (vii) BCE’s effective tax rate in 2006 to be approximately 30%, and (viii) Bell Canada’s capital intensity in 2006 estimated to be in the 16% to 17% range. We have assumed that EPS for 2006 will be positively impacted by the planned repurchase of common shares under BCE Inc.’s normal course issuer bid which is expected to commence as soon as possible under applicable stock exchange rules. We have also assumed that we will complete the disposition of our remaining interest in CGI Group Inc. and that the agreement to reduce our equity interest in Bell Globemedia Inc. (Bell Globemedia) from 68.5% to 20% will be completed as announced on December 2, 2005. Finally, we have assumed that we will complete the proposed creation of our income trust for regional customers.

Forward-looking statements for time periods subsequent to 2006 involve longer term assumptions and estimates than forward-looking statements for 2006 and are consequently subject to greater uncertainty. Therefore, you are especially cautioned not to place undue reliance on such long-term forward-looking statements. The forward-looking statement concerning BCE Inc.‘s expected net benefit plans expense for 2007 and subsequent years assumes an anticipated discount rate of 5.2% and an expected return on plan assets of 7.5% in 2007 and a return on plan assets of 7.5% in 2006. The 2008-2009 projected capital intensity rates assume that we can continue to reduce CAPEX investments in the legacy business and complete major initiatives presently identified within current estimates of required spending. The forward-looking statement concerning Bell Canada’s expected cumulative amount of cost savings from 2005 to 2007 assumes that our various cost saving initiatives and productivity improvements will achieve their objectives

Such assumptions, although considered reasonable by BCE at the time of preparation of such guidance and other forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this press release.

Risks that could affect our business

Other factors that could cause results or events to differ materially from current expectations include, among other things: our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenue growth, EPS, free cash flow, EBITDA margin, capital intensity and cost reductions; our ability to implement the significant changes in our processes, in how we approach our markets and in how we develop and deliver products and services, required by our strategic direction; the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including in particular from cable companies, including cross-platform competition, which is increasing following the introduction of new technologies such as Voice over Internet Protocol (VoIP) which have reduced barriers to entry that existed in the industry, and its resulting impact on the ability to retain existing, and attract new, customers, and on pricing strategies and financial results; the fact that the cable companies’ entry into telephony is still relatively recent and that the rate and timing of market share loss to cable companies is difficult to predict; general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services; the ability to significantly intensify our cost reduction initiatives and productivity improvements and contain capital intensity while improving quality of services; the ability to achieve customer service improvement, which is critical to customer retention and ARPU growth, while significantly reducing costs; the ability to anticipate, and respond to, changes in technology, industry standards and client needs and invest in and migrate to and deploy new technologies, including VoIP, and offer new products and services on a timely basis and achieve market acceptance thereof; the availability and cost of capital required to implement our financing plans and fund capital and other expenditures; our ability to find suitable companies to acquire or to partner with and to make and complete dispositions of assets or businesses; the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively, including, more specifically, decisions concerning the regulation of VoIP services; the risk of litigation should BCE stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary; the risk of increased pension plan contributions; our ability to manage effectively labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages; events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services; our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses, including customer billing, depend; stock market volatility; the risk that licences on which we rely to provide services might be revoked or not renewed when they expire; our ability to retain major customers; health concerns about radio frequency emissions; and the launch and in-orbit risks, including the ability to obtain appropriate insurance coverage at favourable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services.

The proposed Telesat recapitalization and IPO is expected to take a number of months to complete. During such period, especially given the rapid pace of change in the industry and potential regulatory developments or changes in laws, or for business reasons (including, without limitation, the availability of financing on acceptable terms and the condition of the relevant capital markets), it may cease to be as favourable, and/or other transactions and opportunities that BCE considers to be more attractive than the proposed Telesat recapitalization and IPO may emerge, in which case the proposed Telesat recapitalization and IPO could be modified, restructured or terminated.

This press release does not constitute an offer to sell or the solicitation of any offer to buy, any securities.

The proposed creation of the regional trust, the proposed distribution of trust units to BCE shareholders and BCE’s anticipated remaining interest in the trust are subject to important risks, uncertainties and assumptions. For more information on these risks and assumptions, please refer to the press release issued by BCE on February 1, 2006 entitled “Bell Canada to Form New Income Trust for Regional Customers”.

For additional information with respect to certain of these and other assumptions and risk factors, please refer to the Safe Harbor Notice Concerning Forward-Looking Statements dated February 1, 2006 filed by BCE Inc. with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions. The forward-looking statements contained in this press release represent our expectations as of February 1, 2006 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For additional information, please refer to the presentations made at the Bell Canada Enterprises Business Review 2006 available on BCE’s website at www.bce.ca. The Safe Harbour Notice Concerning Forward-Looking Statements is also available on BCE’s website.

For more information:
Pierre Leclerc Media Relations (514) 391-2007 / 1 877 391-2007 pierre.leclerc@bell.ca	Thane Fotopoulos Investor Relations (514) 870-4619 thane.fotopoulos@bell.ca

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer
Date: February 1, 2006